82045137 M 52672107 / 16 CONVENING NOTICE This is the convening notice for the annual general meeting of shareholders of SIGNA Sports United N.V. (the "Company") to be held on July 31, 2023 at 4 p.m. CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM"). The agenda for the AGM is as follows: 1. Opening 2. Discussion of Dutch statutory board report for the financial year ended September 30, 2022 (discussion item) 3. Adoption of Dutch statutory annual accounts for the financial year ended September 30, 2022 (voting item) 4. Discharge from liability for the Company's directors with respect to the performance of their duties during the financial year ended September 30, 2022 (voting item) 5. Instruction to KPMG Accountants N.V. for the audit of the Company's statutory annual accounts and statutory board report for the financial year ending September 30, 2023 (voting item) 6. Discussion of the Company's dividend and reservation policy (discussion item) 7. Reappointment of Mr. Christoph Keese as non-executive director of the Company (voting item) 8. Reappointment of Dr. Thomas Rudolph as non-executive director of the Company (voting item) 9. Appointment of Mr. Anthonie Anbeek as non-executive director of the Company (voting item) 10. Authorization for the Company's board of directors to acquire shares and depository receipts for shares in the Company's capital (voting item) 11. Closing No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda. The agenda with the explanatory notes thereto, the annual report and annual accounts referred to above, and the other meeting information are available as of the date hereof for inspection and can be obtained free of charge at the office address of the Company and from the Company's website (https://investor.signa- sportsunited.com/governance/annual-general-meetings/). The record date for the AGM is July 3, 2023 (the "Record Date"). Those who were shareholders of the Company, or who otherwise had voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register and/or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date. Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than

82045137 M 52672107 / 16 6:00 a.m. CEST on the fifth prior to the AGM (the "Cut-off Time"). Persons with Meeting Rights must enclose with their Attendance Notice a proof of their ownership of (or otherwise their entitlement to voting rights with respect to) the relevant shares in the Company's capital as at the Record Date. Persons with Meeting Rights who have not complied with these requirements may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. A proxy form for this purpose can be downloaded from the Company's website (https://investor.signa-sportsunited.com/governance/annual-general-meetings/). Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. Persons with Meeting Rights may have their respective shares voted at the AGM through the internet, by telephone or by returning the proxy card by following the procedures specified on the proxy card they will receive from Broadridge Financial Solutions ("Broadridge"), which has been engaged by the Company to assist in soliciting votes in connection with the AGM. These instructions are also described below. - Voting through the internet. Persons with Meeting Rights may give voting instructions through the internet before the AGM. Go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the 16-digit control number from the proxy card. Your voting instructions must be received by the Cut-off Time to be counted. - Voting by telephone. Persons with Meetings Rights may give voting instructions over the telephone from a location in the United States by dialing toll-free 1-800-690-6903, using a touch-tone phone and follow the recorded instructions. You will be asked to provide the 16-digit control number from the proxy card. Your voting instructions must be received by the Cut-off Time to be counted. - Voting by mail. Persons with Meetings Rights may give voting instructions by using a proxy card by simply completing, signing and dating the proxy card mailed to them and returning it promptly in the envelope provided. Your voting instructions must be received by the Cut-off Time to be counted. Those who beneficially own shares in the Company's capital through a bank, broker, trustee, financial institution or other intermediary on the Record Date (the "Beneficial Owners") will not be mailed by Broadridge and should contact their bank, broker, trustee, financial institution or other intermediary through which the underlying shares are beneficially owned for further information on how to have those shares voted at the AGM. Any Attendance Notice, proof of ownership, signed proxy or other materials to be sent to the Company as part of the procedures described above must be provided ultimately by the Cut-off Time via regular mail or e-mail to: SIGNA Sports United N.V. c/o General Counsel Kantstraße 164, Upper West 10623 Berlin Germany t.wink@signa-sportsunited.com with copy to: investors@signa-sportsunited.com Any Attendance Notice, proof of ownership, signed proxy or other materials received by the Company after the Cut-off Time may be ignored by the Company.

82045137 M 52672107 / 16 EXPLANATORY NOTES TO THE AGENDA 2. Discussion of Dutch statutory board report for the financial year ended September 30, 2022 (discussion item) The Company's statutory board report over the financial year ended September 30, 2022 has been made available on the Company's website (https://investor.signa-sportsunited.com/governance/annual-general- meetings/) and at the Company's office address. 3. Adoption of Dutch statutory annual accounts for the financial year ended September 30, 2022 (voting item) The Company's statutory annual accounts over the financial year ended September 30, 2022 have been made available on the Company's website (https://investor.signa-sportsunited.com/governance/annual-general- meetings/) and at the Company's office address. It is proposed that these annual accounts be adopted. 4. Discharge from liability for the Company's directors with respect to the performance of their duties during the financial year ended September 30, 2022 (voting item) It is proposed that the Company's directors be released from liability for the exercise of their duties during the financial year ended September 30, 2022. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the financial year ended September 30, 2022 or in other public disclosures. 5. Instruction to KPMG Accountants N.V. for the audit of the Company's statutory annual accounts and statutory board report for the financial year ending September 30, 2023 (voting item) Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's statutory annual accounts and its statutory board report. It is now proposed to appoint KPMG Accountants N.V. as the external independent auditor for this audit for the financial year ending September 30, 2023. 6. Discussion of the Company's dividend and reservation policy (discussion item) The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain available funds and future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's board of directors (the "Board") and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Board deem relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

82045137 M 52672107 / 16 7. Reappointment of Mr. Christoph Keese as non-executive director of the Company (voting item) At the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Mr. Christoph Keese as non-executive director of the Company for a period of eight months, ending at March 31, 2024. Christoph Keese was born in 1964 in Remscheid (Germany). After his graduation as an economist at the universities of Marburg and Frankfurt a.M. (Germany), Mr. Keese started his professional career as assistant to the chief executive officer and head of corporate communications of Gruner + Jahr, the Bertelsmann magazine division. He was managing editor of Berliner Zeitung, editor in chief of Financial Times Deutschland and editor in chief of Welt am Sonntag and Welt Online. In 2008, Mr. Keese switched to the management side of Axel Springer SE, Europe’s leading digital publisher. As senior vice president public affairs and investor relations (until 2013) and as executive vice president (after 2013) he helped to shape Axel Springer SE’s digitization strategy. Mr. Keese is the author of bestselling books about digitization, among them “Silicon Valley”. As CEO and founder of his consulting firm, Mr. Keese, inter alia, exercises various formal and informal mandates for Axel Springer SE. Mr. Keese does not hold any shares in the capital of the Company. The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Mr. Keese is being nominated for appointment in view of his experience, background and skills, and in order to improve continuity on the Board. The Board believes that Mr. Keese would, if reappointed, continue to be a valuable addition to the composition of the Board and an asset to the Company's organization. 8. Reappointment of Dr. Thomas Rudolph as non-executive director of the Company (voting item) At the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to reappoint Dr. Thomas Rudolph as non-executive director of the Company for a period of two years, ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2025. Dr. Thomas Rudolph was born in 1962 in Öhringen (Germany). He studied business administration at the University of Mannheim. Since 2000, he teaches marketing and researches as a full-time professor at the University of St. Gallen. In 2006, he founded the “Retail Lab”, a partnership program between the University of St. Gallen and numerous international retailers. Since 2009, he manages and directs the Institute of Retail Management. Professor Rudolph authored over 400 research articles, many in high impact journals, as well as eleven books, and is consistently honored for his excellence in research and teaching. As an advisory board member he supports numerous renowned companies. Dr. Rudolph does not hold any shares in the capital of the Company. The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Dr. Rudolph is being nominated for appointment in view of his experience, background and skills, and in order to improve continuity on the Board. The Board believes that Dr. Rudolph would, if reappointed, continue to be a valuable addition to the composition of the Board and an asset to the Company's organization.

82045137 M 52672107 / 16 9. Appointment of Mr. Anthonie Anbeek as non-executive director of the Company (voting item) At the recommendation of the Nominating and Corporate Governance Committee, the Board has made a binding nomination to appoint Mr. Anthonie Anbeek as non-executive director of the Company for a period of one year, with effect from April 1, 2024 and ending at the end of the annual general meeting of shareholders of the Company to be held in the year 2025. Mr. Anthonie (Ton) Anbeek was born in 1962 in Veenendaal, Netherlands. He obtained a master degree in organizaztional psychology from the State University of Utrecht and also holds a master degree in management with a special focus on marketing of the Rotterdam School of Management. From 2010 until 2017, he served as the CEO of Beter Bed Holding N.V., a Dutch stock exchange listed company. Until May 2023, Mr. Anbeek was the CEO at Accell Group N.V., a position he held for almost six years. Mr. Anbeek has gained significant experience serving as a board member of various companies in the past. Currently, Mr. Anbeek is also a member of the supervisory board of Avek, De Kei and Lukkien. Mr. Anbeek does not hold any shares in the capital of the Company. The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal. Mr. Anbeek is being nominated for appointment in view of his experience, background and skills. The Board believes that Mr. Anbeek would, if appointed, be a valuable addition to the composition of the Board and an asset to the Company's organization. 10. Authorization for the Board to acquire ordinary shares and depository receipts for ordinary shares in the Company's capital (voting item) The General Meeting had authorized the Board, for a period of 18 months following December 13, 2021, to resolve for the Company to acquire fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the New York Stock Exchange (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at close of business on December 15, 2021). This authorization shall expire on June 15, 2023. The Board proposes that this authorization be renewed for a period of 18 months following the date of this AGM, provided that the authorization shall be limited to 10% of the Company's issued share capital determined as at the close of business on the date of the AGM.